SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.    2     )*

PepsiAmericas, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

71343P200

(CUSIP Number)

John F. Bierbaum

60 South Sixth Street

Suite 3800

Minneapolis, MN 55402

(612) 661-3830

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 71343P200		13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dakota Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,027,557*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,027,557*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,027,557*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes a warrant to purchase 311,470 shares.

CUSIP No. 71343P200		13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pohlad Companies
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102
	8	SHARED VOTING POWER 12,027,557*
	9	SOLE DISPOSITIVE POWER 102
	10	SHARED DISPOSITIVE POWER 12,027,557*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,027,659*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes a warrant to purchase 311,470 shares.

CUSIP No. 71343P200		13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PepsiCo, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,329,528*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,329,528*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,329,528*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes warrants to purchase an aggregate of 65,658 shares.

Preliminary Statement

Dakota Holdings, LLC (the “LLC”), Pohlad Companies (“Pohlad”) and PepsiCo, Inc. (“PepsiCo”) (the “Reporting Persons”) hereby amend their statement on Schedule 13D, originally filed on December 11, 2000, as amended on January 2, 2001 (the “Schedule 13D”), with respect to their beneficial ownership of shares of common stock, par value $0.01 per share, and associated preferred purchase rights, of PepsiAmericas, Inc. (the “Company” or “PepsiAmericas”), which class of shares is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons hereby restate Items 1, 5 and 7 of Schedule 13D, and amend Item 6 of the Schedule 13D, as follows:

Item 1.                    Security and Issuer.

                This statement relates to the common stock, par value $0.01 per share, and associated preferred share purchase rights, of PepsiAmericas, which class of shares is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.  The Company’s address is 3800 Dain Rauscher Plaza, 60 South Sixth Street, Minneapolis, MN 55402.

Item 5.    Interest in Securities of the Issuer.

(a)           As of November 27, 2002, (1) the LLC beneficially owned 12,027,557 shares (8.0%), including 311,470 shares which the LLC has the right to acquire upon exercise of a warrant, (2) Pohlad beneficially owned 12,027,659 shares (8.0%), representing the shares beneficially owned by the LLC and 102 shares owned directly by Pohlad, and (3) PepsiCo beneficially owned 57,329,528 shares (38.1%), representing 54,000,000 shares owned directly by PepsiCo, 2,045,598 shares owned by Metro, 54,382 shares which Metro has the right to acquire upon exercise of a warrant, 424,157 shares owned by BFSI, 11,276 shares which BFSI has the right to acquire upon exercise of a warrant, and 794,115 shares owned by Midland Bottling Co., a wholly owned subsidiary of PepsiCo.

(b)           The responses of each reporting person to Items (7) through (10) on the cover pages of this Schedule 13D are incorporated herein by reference.  By virtue of its interest in the LLC, Pohlad may be deemed to beneficially own the shares held by the LLC.  Such shares are included in the beneficial ownership totals of Pohlad presented in Item 5(a).

(c)           See Item 6.

(d)           Not applicable.

(e)           Not Applicable.

Item 6.                       Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

On November 27, 2002, the LLC, Beverage Investment, LLC, Midwest Beverage Holdings, LLC, Pohlad, Pepsi-Cola Metropolitan Bottling Company, Beverages Food & Service Industries, Inc. and PepsiCo entered into a redemption agreement (the “Redemption Agreement”).

                Under the Redemption Agreement, the LLC has agreed to redeem the entire membership interests of Metro and BFSI in exchange for certain assets of the LLC on or before January 15, 2003 (the “Redemption”).  Upon completion of the Redemption, neither BFSI nor Metro shall have any right whatsoever to any share of income, gain, capital or assets of the LLC or to vote, consent, withhold consent or otherwise participate in the management or governance of the LLC.

Pursuant to the Redemption, Metro will receive 2,045,598 shares of PepsiAmericas common stock, a warrant to purchase 54,382 shares of PepsiAmericas common stock and the right to receive 30.1% of any shares issued to the LLC pursuant to its election of the contingent payment alternative in the Merger.  Pursuant to the Redemption, BFSI will receive 424,157 shares of PepsiAmericas common stock, a warrant to purchase 11,276 shares of PepsiAmericas common stock and the right to receive 3.4% of any shares issued to the LLC pursuant to its election of the contingent payment alternative in the Merger.  The effects of the Redemption are reflected in the beneficial ownership totals presented in Item 5(a).

For more information about the Redemption Agreement, please review Exhibit H hereto which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Amended and Restated Limited Liability Company Agreement of Dakota Holdings, LLC, dated November 30, 2000.*

Exhibit B	Amended and Restated Shareholder Agreement between PepsiAmericas, Inc. and PepsiCo., Inc., dated November 30, 2000.*

Exhibit C	Shareholder Agreement between PepsiAmericas, Inc., Pohlad Companies, Dakota Holdings, LLC and Robert C. Pohlad, dated November 30, 2000.*

Exhibit D	Membership Interest Purchase Agreement by and between Pepsi-Cola Metropolitan Bottling Company, PepsiCo, Inc. and Midwest Beverage Holdings, LLC, dated December 27, 2000.*

Exhibit E	First Amendment to Amended and Restated Limited Liability Company Agreement of Dakota Holdings, LLC, dated December 27, 2000.*

Exhibit F	Second Amendment to Amended and Restated Limited Liability Company Agreement of Dakota Holdings, LLC, dated December 29, 2000.*

Exhibit G	Agreement to File Joint Statement on Schedule 13D, dated January 2, 2001.*

Exhibit H

Redemption Agreement by and among Dakota Holdings, LLC, Beverage Investment, LLC, Midwest Beverage Holdings, LLC, Pohlad Companies, Pepsi-Cola Metropolitan Bottling Company, Beverages, Food & Service Industries, Inc. and PepsiCo, Inc., dated November 27, 2002.

*  Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dakota Holdings, LLC By Its Members:

Dated: December 3, 2002	Pohlad Companies By: /s/ John F. Bierbaum
John F. Bierbaum, Vice President

Dated: December 3, 2002	Beverages, Foods & Service Industries, Inc. By: /s/ Robert K. Biggart
Robert K. Biggart, Vice President and Secretary

Dated: December 3, 2002	Pepsi-Cola Metropolitan Bottling Co., Inc. By: /s/ Brian M. Nurse
Brian M. Nurse, Vice President

Dated: December 3, 2002	Beverage Investment, LLC By: /s/ John F. Bierbaum
John F. Bierbaum, Vice President

Dated: December 3, 2002	Midwest Beverage Holdings, LLC By: /s/ John F. Bierbaum
John F. Bierbaum, Vice President

Dated: December 3, 2002	Pohlad Companies By: /s/ John F. Bierbaum
John F. Bierbaum, Vice President

Dated: December 3, 2002	PepsiCo, Inc. By: /s/ Thomas H. Tamoney, Jr.
Thomas H. Tamoney, Jr., Vice President and Associate General Counsel